Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement on Form S-1 of Inspire Veterinary Partners, Inc of our report dated October 24, 2022, except for the Basic and Diluted Net Loss Per Share presentation and the effects of the amended and restated articles of incorporation and restatement described in Note 2, as to which the date is December 27, 2022 relating to the consolidated financial statements for the period from inception (December 2, 2020) to December 31, 2020 and for the year ended December 31, 2021 which appear in such registration statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Kreit & Chiu CPA LLP
Los Angeles, California
January 30, 2023

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